UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

Suzano announces expiration and final results

of cash tender offers

São Paulo, September 8, 2025 – Suzano International Finance B.V (“Suzano International Finance”) and Suzano Austria GmbH (“Suzano Austria”), both wholly owned subsidiaries of Suzano S.A. (“Suzano” or “Guarantor”), announce the expiration and final results of the offers to purchase for cash any and all of the outstanding notes of their respective series: (1) 5.750% Guaranteed Notes due 2026 (the “2026 Notes”) issued by Suzano Austria and guaranteed by Suzano (CUSIP: 05674XAA9 / A9890AAA8 / ISIN: US05674XAA90 / USA9890AAA81) (the “2026 Notes Offer”), and (2) 5.500% Guaranteed Notes due 2027 (the “2027 Notes” and, together with the 2026 Notes, the “Notes” and, each, a “series of Notes”) issued by Suzano International Finance and guaranteed by Suzano (CUSIP No: N8438JAB4 / ISIN: USN8438JAB46) (the “2027 Notes Offer” and, together with the 2026 Notes Offer, the “Offers” and, each, an “Offer”). The Offers were made upon the terms and subject to the conditions set forth in the offer to purchase dated as of September 2, 2025 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery (as defined in the Offer to Purchase).

Suzano International Finance and Suzano Austria are together referred to herein as the “Offerors,” “we” or “our.” The term “Offers” may refer to each or both of the Offers, and the term “Offeror” may refer to the applicable Offeror, in each case, as the circumstances may require.

The Offers expired as of 5:00 p.m., New York City time, on September 8, 2025 (the “Expiration Date”), and no tenders submitted after the Expiration Date are valid. The aggregate principal amount of Notes validly tendered is as set forth in the table below.

Title of Security	Issuer	Security Identifiers	Principal Amount Outstanding Prior to Offer	Principal Amount Validly Tendered(1)
5.750% Guaranteed Notes due 2026	Suzano Austria GmbH	CUSIP Nos.: 05674XAA9/A9890AAA8 ISINs: US05674XAA90/USA9890AAA81	U.S.$516,581,000	U.S.$231,103,000
5.500% Guaranteed Notes due 2027	Suzano International Finance B.V.	CUSIP No: N8438JAB4 ISIN: USN8438JAB46	U.S.$700,000,000	U.S.$397,663,000

(1)	Not including aggregate principal amounts of Notes tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of Notes must be made by 5:00 p.m., New York City time, on September 10, 2025.

Additionally, U.S.$595,000 aggregate principal amount of outstanding 2026 Notes and US$745,000 aggregate principal amount of outstanding 2027 Notes was tendered pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase), for which delivery of Notes must be made no later than 5:00 p.m., New York City time, on September 10, 2025.

As previously announced in the Offer to Purchase, the applicable Tender Consideration (as defined in the Offer to Purchase) for each US$1,000 principal amount of each applicable series of Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Offers has been determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread (as defined in the Offer to Purchase) for such Notes set forth in the Offer to Purchase plus the yield to maturity of the applicable Reference Security (as defined in the Offer to Purchase) based on the bid-side price of the applicable Reference Security as quoted on the Bloomberg Bond Trader FIT4 with respect to such Reference Security at 2:00 p.m., New York City time, on September 8, 2025 for the Offers.

Payment of the Tender Consideration and Accrued Interest (as defined in the Offer to Purchase) for the accepted Notes validly tendered is expected to be made, subject to the terms and conditions of the Offer to Purchase, on September 11, 2025 (the “Settlement Date”). Payment for the accepted Notes validly tendered pursuant to the Guaranteed Delivery Procedures is also expected to be made on September 11, 2025.

The Offers have now expired. No Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Offers.

The Offerors have retained BofA Securities, Inc., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, HSBC Securities (USA) Inc., MUFG Securities Americas Inc., and UBS Securities LLC to serve as dealer managers (the “Dealer Managers”) and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/suzano. The full details of the Offers are included in the Offer to Purchase. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 ((800) 207-3159 (US toll free) or in writing at suzano@dfking.com. Questions about the Offers may be directed to BofA Securities, Inc. by telephone at +1 (888) 292-0070, Credit Agricole Securities (USA) Inc. by telephone at +1 (866) 807-6030, HSBC Securities (USA) Inc. by telephone at +1 (888) HSBC-4LM, J.P. Morgan Securities LLC by telephone at +1 (866) 834-4666, MUFG Securities Americas Inc. by telephone at +1 (212) 405-7481 and UBS Investment Bank by telephone at +1(833) 690-0971.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers were made only by, and pursuant to the terms of, the Offer to Purchase. The Offers were not made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws required the Offers to be made by a licensed broker or dealer, the Offers were made by the Dealer Managers on behalf of the Offerors. None of the Offerors, the tender and information agent, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the tender and information agent, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, have authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

For further information, please contact:

Phone: +55 11 3503-9330

E-mail: ri@suzano.com.br

This press release may include statements that present Suzano’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Suzano cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil; (b) the global economy; (c) the capital markets; (d) the volatility of the prices of the raw materials we sell or purchase to use in our business; and (e) global competition in the markets in which Suzano operates. To obtain further information on factors that may lead to results different from those forecast by Suzano, please consult the reports Suzano files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Suzano’s annual report on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2025

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Executive Vice-President of Finance and Investor Relations

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